Filed by CenturyLink, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Level 3 Communications, Inc.

Commission File No.: 001-35134

The following is an update email sent to CenturyLink, Inc. employees:

Included in this Update:

•	Conducting Business and Interacting with Level 3

•	CenturyLink / Level 3 Merger Website Launched

•	Updates on State, Federal and International Regulatory filings

Conducting Business and Interacting with Level 3

As a CenturyLink employee, you may get inquiries about the Level 3 acquisition from a variety of sources. How you respond to these questions is important. Below are some guidelines to keep in mind when responding. Please take a few minutes to familiarize yourself with this information.

General Business Operations

It is important that CenturyLink and Level 3 continue to operate as two distinct and independent companies until the transaction closes. We understand that employees from both companies are excited about the future. But we must not jump the gun and begin combining our business with Level 3. Unless you are working on obtaining regulatory clearances or involved in the integration planning process, the rules are simple: we interact at arm’s length, avoiding conversations about business strategy, current projects, processes, customers, or any other confidential business information. If you are involved in regulatory or integration planning, then be sure to check with your Legal team for specific guidance.

A good way to check your actions is to ask the questions, “Would I say or do this if the merger weren’t happening?”

Conducting business with vendors, suppliers and other external parties (“business associates”)

So much of what we do each day involves interacting with business associates outside the company. It is natural that you will get questions about how the merger is affecting current business operations and decisions. The information you provide to outside sources can have consequences for both CenturyLink and the individuals involved.

Therefore, please focus on maintaining a “business as usual” approach with our vendors, suppliers, and other business associates. A few guiding principles include:

•	Until the transaction has closed, you speak only for CenturyLink and not for Level 3 or the future company.

•	If you are involved in vendor, supplier and business associate contract decisions and/or negotiations, please work with our Legal team in advance of any contact or discussion involving any post-merger business.

Protecting Confidential Information

Continue to protect confidential or sensitive information – including business opportunities, customer-specific information, and non-public price information and marketing plans. Until the merger is final, these need to be kept strictly confidential.

If you have any questions, please take the time to seek legal guidance from CenturyLink Senior Counsel Sean Lindsay at sean.lindsay@centurylink.com, or 303.992.5875

CenturyLink / Level 3 Merger Website Launched

We are excited to officially announce the launch of our external CenturyLink / Level 3 merger website, ConnectingTheNewEconomy.com.

The website went live during the holidays and provides information about the transaction, the value it will bring to customers, and up-to-date progress on the merger. While the primary target audience for this website is policy makers, it also provides helpful information to investors, customers and employees.

Please take time to visit the site to learn more about our merger activities.

Updates on State, Federal and International Regulatory Filings

As previously communicated, certain international, federal and state regulatory approvals, as well as approval from both companies’ shareholders, must be received before the CenturyLink/Level 3 transaction can be completed. CenturyLink and Level 3 continue to make good progress toward meeting the regulatory requirements to create a more competitive global enterprise network service provider.

Federal and International Regulatory filings

•	Federal Communications Commission (FCC) application: FCC supplemental comments and petitions are due on January 23, 2017 for the previously filed Domestic 214 Application for Transfer of Control and International 214 Application for Transfer of Control. Reply comments and oppositions are due Feb 7, 2017.

•	Hart-Scott-Rodino Act (HSR) filing: Pre-merger notification under the Hart-Scott-Rodino Antitrust Improvements Act pulled and refiled. This pull and re-file process is a common procedure used by applicants to provide additional time for antitrust review of complex transactions.

•	International filings: We are preparing to make required filings in the UK and Mexico by mid-February.

State filings

Prior to year end 2016, state filings were made in Pennsylvania, New Jersey, Nebraska, Minnesota, Utah, Alaska, Hawaii and Nevada. Filings for New York and New Mexico were completed on January 6, 2017.

We expect to file the necessary applications, forms or notifications in 18 additional states by the end of January.

Missed an Integration News Update?

•	Update 1: CenturyLink and Level 3 integration teams/leaders named

•	Update 2: Progress on regulatory and state filings

Integration Management Office

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “anticipates,” “believes,” “expects,” “projects,” “plans,” “intends,” “may,” “should,” “could,” “seeks” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. These forward-looking statements, and the assumptions upon which they are based, (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties. Actual events and results may differ materially from those anticipated, estimated, projected or implied in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals for the combination from regulatory agencies free of conditions materially adverse to the parties and from their respective shareholders; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs, difficulties or disruptions related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; changes in the operating plans, capital allocation plans or corporate strategies of the combined company, whether based on changes in market conditions, changes in the cash flows or financial position of the combined company, or otherwise; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Due to these risks and uncertainties, there can be no assurance that the proposed combination or any other transaction described above will in fact be completed in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed combination or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed events or otherwise.

Additional Information

In connection with the proposed combination, on December 15, 2016, CenturyLink and Level 3 filed a registration statement on Form S-4 with the SEC that includes a preliminary prospectus and also constitutes a joint preliminary proxy statement. The registration statement on Form S-4, which is not final and may be amended, has not been declared effective by the SEC and the definitive joint proxy statement/prospectus is not currently available. CenturyLink and Level 3 will deliver the definitive joint proxy statement/prospectus to their respective shareholders when it is available. INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain the preliminary joint proxy statement/prospectus (and the definitive joint proxy statement/prospectus, when it becomes available) and the filings that are incorporated by reference in the preliminary joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov<http://www.sec.gov/>. You may also obtain these documents free of charge by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Participants in the Solicitation

The respective directors and executive officers of CenturyLink and Level 3 and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 5, 2016, and information regarding Level 3’s directors and executive officers is available in its proxy statement filed with the SEC by Level 3 on April 7, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.